UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

scPharmaceuticals Inc.

(Name of Subject Company (Issuer))

Seacoast Merger Sub, Inc.

(Offeror)

A direct wholly owned subsidiary of

MannKind Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

Michael E. Castagna

Chief Executive Officer

MannKind Corporation

1 Casper Street

Danbury, Connecticut 06810

(818) 661-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Rowook Park

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto and the exhibits thereto, the “Schedule TO”) amends and supplements the Tender Offer Statement originally filed on September 8, 2025 by MannKind Corporation, a Delaware corporation (“Parent”), and Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”). This Amendment No. 2 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of scPharmaceuticals Inc., a Delaware corporation (the “Company”), at a price of (i) $5.35 per Company Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradable contingent value right (each, a “CVR”) per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement, to be entered into with a rights agent mutually agreeable to Parent and the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and which, together with the Offer to Purchase and the Letter of Transmittal, constitutes the “Offer”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in “Section 9—Source and Amount of Funds” of the Offer to Purchase is hereby amended by adding the following sentence to the end of the first paragraph:

“Furthermore, pursuant to the Company Promissory Note (as defined in Section 11 — “The Transaction Documents — Company Promissory Note”), Parent loaned $10.0 million to the Company, which Parent funded with cash on hand.”

The information set forth in “Section 11—The Transaction Documents” of the Offer to Purchase is hereby further amended by adding the following as a new subsection on page 64 following the end of the subsection titled “Blackstone Credit Facility”:

“Company Promissory Note

The following summary description of the Company Promissory Note is qualified in its entirety by reference to the Company Promissory Note itself, a form of which is filed as Exhibit (d)(4) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

On September 23, 2025, Parent loaned $10.0 million to the Company pursuant to an Unsecured Promissory Note, dated as of September 23, 2025 and issued by the Company to Parent (the “Company Promissory Note”).

The Company Promissory Note will mature on the earliest of the following dates (such date, the “Maturity Date”): (a) September 23, 2026, (b) the date of the payment of the Termination Fee (as defined in the Merger Agreement) pursuant to Section 9.4(a) of the Merger Agreement, and (c) in the event of the termination of the Merger Agreement by the Company to enter into a definitive agreement for a Superior Proposal (as defined in the Merger Agreement) pursuant to Section 9.1(i) of the Merger Agreement, the date upon the consummation of the Superior Proposal contemplated thereby. The loan evidenced by the Company Promissory Note bears interest at a rate per annum equal to the interest rate applicable to Parent for SOFR Loans (as defined in the Credit Agreement) under the Credit Agreement; provided, that (i) such interest rate will not be increased by any application of the Default Rate (as defined in the Credit Agreement) to the interest rate under the Credit Agreement; (ii) in the event the Credit Agreement is amended, restated, amended and restated, supplemented or otherwise modified after the date hereof, and as a result, there are changes in the defined term “Applicable Margin” (as defined in the Credit Agreement) or any related defined term used in calculating the Applicable Margin, the Applicable Margin as it applies to the outstanding principal amounts under the Company Promissory Note will be deemed to be (x) 4.75%, if the Applicable Margin pursuant to the Credit Agreement for the relevant interest period is 4.75% or less or (y) 5.00%, if the Applicable Margin pursuant to the Credit Agreement for the relevant interest period is 5.00% or more; and (iii) in the event the Credit Agreement is terminated for any reason, following the expiration of the then-applicable interest period, interest will be payable in arrears on the last business day of each successive three-month interest period and will accrue for each interest period at a rate equal to Adjusted Term SOFR (as defined in the Credit Agreement) plus 4.75%.

The Company has the option to prepay the loan evidenced by the Company Promissory Note in full, but not in part, at any time prior to the Maturity Date by repaying the outstanding principal thereunder and all accrued and unpaid interest thereon.

In connection with the issuance of the Company Promissory Note, the Company brought down the representations and warranties under the Merger Agreement, subject to customary materiality and other qualification, and except to the extent such representations or warranties relate specifically to the financing, regulatory approval and consummation of the Merger. The Company Promissory Note contains certain customary affirmative covenants, negative covenants restricting the Company’s ability to incur indebtedness and liens while the Company Promissory Note is outstanding, and certain customary events of default.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.	Description

(d)(4)	Unsecured Promissory Note, dated September 23, 2025, by and between Parent and the Company.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of September 8, 2025.

(a)(1)(ii)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement, as published in The New York Times on September 8, 2025.

(a)(5)(A)*	Joint Press Release issued by Parent and the Company, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(a)(5)(B)*	Investor Presentation, dated August 25, 2025 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(a)(5)(C)*	Email to Parent employees, dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

Exhibit No.	Description

(a)(5)(D)*	Email to Company employees, dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

(a)(5)(E)*	LinkedIn Announcement posted by Parent on August 25, 2025 (incorporated by reference to Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

(a)(5)(F)*	Transcript from MannKind Corporation Investor Call dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO-C filed by Parent with SEC on August 25, 2025).

(b)(1)#*	Credit Agreement, dated August 6, 2025, among Parent, certain subsidiaries of Parent, Wilmington Trust, National Association, Blackstone Alternative Credit Advisors LP and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Parent with the SEC on August 6, 2025).

(b)(2)#*	Amendment No.1 to the Credit Agreement, dated August 24, 2025, among Parent, certain subsidiaries of Parent, Wilmington Trust, National Association, Blackstone Alternative Credit Advisors LP and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to Parent’s Current Report on Form 8-K filed with the SEC on August 25, 2025).

(d)(1)#*	Agreement and Plan of Merger, dated as of August 24, 2025, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(d)(2)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(d)(3)*	Mutual Nondisclosure Agreement, dated as of May 7, 2025, by and between Parent and the Company.

(d)(4)**	Unsecured Promissory Note, dated September 23, 2025, by and between Parent and the Company.

(g)	Not applicable

107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.
#

Certain annexes, exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2025

Seacoast Merger Sub, Inc.

By:	/s/ David Thomson
Name: David Thomson
Title: Secretary

MannKind Corporation

By:	/s/ Michael E. Castagna
Name: Michael E. Castagna
Title: Chief Executive Officer